UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form  40-F ☒

METHANEX US OPERATIONS INC.

as Company,

and

METHANEX CORPORATION,

as Parent Guarantor

and

THE BANK OF NEW YORK MELLON,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of November 22, 2024

to

Indenture dated as of November 22, 2024

6.250% Senior Notes due 2032

THIS FIRST SUPPLEMENTAL INDENTURE dated as of November 22, 2024 (this “First Supplemental Indenture”), is between Methanex US Operations Inc., a corporation formed under the laws of the State of Delaware, as issuer (the “Company”), Methanex Corporation, a corporation formed under the laws of Canada, as guarantor (the “Parent Guarantor”) and The Bank of New York Mellon, in its capacity as trustee (the “Trustee”).

RECITALS:

WHEREAS, the Company and the Parent Guarantor have executed and delivered to the Trustee an Indenture, dated as of November 22, 2024 (the “Base Indenture” and as supplemented by this First Supplemental Indenture, the “Indenture”), providing for the issuance by the Company from time to time of its notes to be issued in one or more series unlimited as to principal amount and guaranteed by the Parent Guarantor;

WHEREAS, the Company has duly authorized and desires to cause to be established pursuant to the Base Indenture and this First Supplemental Indenture a new series of notes;

WHEREAS, Section 2.01 and Section 2.04 of the Base Indenture permit the execution of indentures supplemental thereto to establish the form and terms of notes of any series;

WHEREAS, pursuant to Section 9.01 of the Base Indenture, the Company has requested and hereby directs that the Trustee join in the execution of this First Supplemental Indenture to establish the form and terms of the Notes (as defined below) and the Trustee is authorized to execute and deliver this First Supplemental Indenture;

WHEREAS, all things necessary have been done to make the Notes, when executed by the Company and authenticated and delivered hereunder and under the Base Indenture and duly issued by the Company, the valid obligations of the Company, and to make this First Supplemental Indenture a valid agreement of the Company and the Parent Guarantor enforceable in accordance with its terms.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I

RELATION TO BASE INDENTURE; DEFINITIONS

Section 1.1 Relation to Base Indenture. With respect to the Notes (as defined below), this First Supplemental Indenture constitutes an integral part of the Base Indenture.

Section 1.2 Generally. The rules of interpretation set forth in the Base Indenture shall be applied hereto as if set forth in full herein.

Section 1.3 Definition of Certain Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Base Indenture.

ARTICLE II

GENERAL TERMS OF THE NOTES

Section 2.1 Form. The Notes and the Trustee’s certificates of authentication included therein shall be substantially in the form set forth on Exhibit A to this First Supplemental Indenture, which is hereby incorporated into this First Supplemental Indenture. The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this First Supplemental Indenture and to the extent applicable, the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly reaffirm such terms and provisions.

The Notes shall be issued upon original issuance in whole in the form of one or more Global Notes. Each Global Note shall represent such of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions.

The Company initially appoints The Depository Trust Company to act as Depositary with respect to the Global Notes.

Section 2.2 Title, Amount and Payment of Principal and Interest.

(a)

The Notes shall be entitled the “6.250% Senior Notes due 2032”. The Trustee shall authenticate and deliver (i) the Notes for original issue on the date hereof (the “Initial Notes”) in the aggregate principal amount of $600,000,000, and (ii) additional Notes (the “Additional Notes”) for original issue from time to time after the date hereof in such principal amounts as may be specified in a Company Order described in this paragraph, which will be part of the same series as the Initial Notes and which will have the same terms (except for the issue date, issue price and, in some cases, the initial interest accrual date and the first Interest Payment Date), in each case upon a Company Order for the authentication and delivery thereof and satisfaction of the other provisions of Section 2.04 of the Base Indenture. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, and the name or names of the initial Holder or Holders. The aggregate principal amount of Notes that may be outstanding at any time may not exceed $600,000,000 plus such additional principal amounts as may be issued and authenticated pursuant to clause (ii) of this paragraph (except as provided in Section 2.10 of the Base Indenture). The Initial Notes and any additional Notes issued and authenticated pursuant to clause (ii) of this paragraph shall constitute a single series of notes for all purposes under the Indenture (collectively, the “Notes”).

(b)

The principal amount of each Note shall be payable on March 15, 2032. Each Note shall bear interest from the date of original issuance, or the most recent date to which interest has been paid, at the fixed rate of 6.250% per annum. The dates on which interest on the Notes shall be payable shall be March 15 and September 15 of each year, commencing March 15, 2025 (the “Interest Payment Dates”). The regular record date for interest payable on the Notes on any Interest Payment Date shall be March 1 and September 1, as the case may be, next preceding such Interest Payment Date. The Company shall pay interest on overdue principal at the rate borne by the Notes plus 1% per annum, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

(c)

Payments of principal of, premium, if any, and interest due on the Notes representing Global Notes on any Interest Payment Date or at maturity will be made available to the Trustee by 2:00 p.m., New York City time, on the Business Day prior to such date, unless such date falls on a day which is not a Business Day, in which case such payments will be made available to the Trustee by 2:00 p.m., New York City time, on the next Business Day. As soon as possible thereafter, the Trustee will make such payments to the Depositary.

(d)	The Notes will not have the benefit of any sinking fund.

(e)	Except as provided herein, the Holders of the Notes shall have no special rights in addition to those provided in the Base Indenture upon the occurrence of any particular events.

(f)

The Notes will be senior unsecured obligations of the Company and will rank equal in right of payment to all of the Company’s other existing and future senior unsecured Indebtedness and among themselves.

(g)	The Notes are not convertible into common shares or other securities of the Company.

Section 2.3 Additional Defined Terms

As used herein, the following defined terms shall have the following meanings with respect to the Notes only:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming for such purpose that the Notes matured on the Early Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes (assuming for such purpose that the Notes matured on the Early Call Date).

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference

Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company or, if such firm is unwilling or unable to select a Comparable Treasury Price, an independent banking institution of national standing in the United States, appointed by the Company.

“Reference Treasury Dealer” means each of RBC Capital Markets, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC plus one other or their affiliates which are primary U.S. Government securities dealers appointed by the Company after consultation with the Independent Investment Banker; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Special Mandatory Redemption” has the meaning given to such term in Section 2.5.

“Special Mandatory Redemption End Date” has the meaning given to such term in Section 2.5.

“Treasury Rate” means, with respect to any redemption date, the rate per annum, as determined by the Independent Investment Banker, equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Section 2.4 Optional Redemption. The provisions of Article III of the Base Indenture, as amended by the provisions of this First Supplemental Indenture, shall apply to the Notes with respect to this Section 2.4.

Prior to September 15, 2031 (the “Early Call Date”), the Notes will be redeemable in whole or in part, at the Company’s option at any time, at a redemption price calculated by the Company equal to the greater of: (1) 100% of the principal amount of the Notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Notes matured on the Early Call Date but for the redemption (exclusive of interest accrued to, but not including, the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

At any time on or after the Early Call Date, the Notes will be redeemable in whole or in part, at the Company’s option at any time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Section 2.5 Special Mandatory Redemption. If either:

(a)

the Acquisition is not completed on or prior to the later of (A) July 31, 2025 (as may be extended to November 30, 2025 in accordance with the terms of the Acquisition Agreement) and (B) the date that is five Business Days after any later date to which the parties to the Acquisition Agreement may agree to extend the End Date (as defined in the Acquisition Agreement), but in no event later than May 31, 2026 (such later date, the “Special Mandatory Redemption End Date”); or

(b)	the Parent Guarantor publicly announces that it will not proceed with the Acquisition for any reason,

the Company will be obligated to redeem all of the Notes at a Redemption Price equal to 100% of the initial issue price of the Notes, plus accrued and unpaid interest, if any, to but not including the Redemption Date (a “Special Mandatory Redemption”). Upon the earlier of (i) the Special Mandatory Redemption End Date, if the Acquisition has not been consummated and (ii) five Business Days after the Parent Guarantor publicly announces that it will not proceed with the Acquisition for any reason, the Company will give notice of a Special Mandatory Redemption pursuant to this Section 2.5 to each Holder and the Trustee, stating, among the other matters prescribed in Section 3.04 of the Base Indenture, that all of the Notes being redeemed will be redeemed on the Redemption Date set forth in such notice (which will be no earlier than three Business Days and no later than 15 Business Days from the date such notice is given).

Notwithstanding anything else in the Indenture, upon the occurrence of the closing of the Acquisition, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.

Section 2.6 Transfer and Exchange. The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with Section 2.09 of the Base Indenture and the rules and procedures of the Depositary therefor, which shall include restrictions on transfer comparable to those set forth therein and herein to the extent required by the Securities Act of 1933, as amended.

In connection with any proposed transfer outside the Book Entry Only system, there shall be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including any cost basis reporting obligations under Internal Revenue Code Section 6045. The Trustee may rely on the information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 Ratification of Base Indenture. The Base Indenture as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 3.2 Trustee Not Responsible for Recitals. The recitals contained herein and in the Notes, except with respect to the Trustee’s certificates of authentication, shall be taken as the statements of the Company and not the Trustee, and the Trustee assumes no responsibility or liability for the correctness of the same. The Trustee makes no representations as to the validity, adequacy or sufficiency of this First Supplemental Indenture or of the Notes. The Trustee shall not be accountable or liable for the use or application by the Company of the Notes or of the proceeds thereof. All of the provisions contained in the Indenture in respect of the rights, privileges, immunities, protections, indemnities, powers, and duties of the Trustee shall be applicable in respect of this First Supplemental Indenture as fully and with like force and effect as though fully set forth in full herein. The Company hereby confirms to the Trustee that this First Supplemental Indenture has not resulted in a material modification of the Notes for Foreign Accounting Tax Compliance Act (“Tax Compliance Act”) purposes. The Company shall give the Trustee prompt written notice of any material modification of the Notes deemed to occur for Tax Compliance Act purposes. The Trustee shall assume that no material modification for Tax Compliance Act purposes has occurred regarding the Notes, unless the Trustee receives written notice of such modification from the Company.

Section 3.3 Table of Contents, Headings, etc. The table of contents and headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.4 Counterpart Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall be deemed to be their original signatures for all purposes. This First Supplemental Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature, or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable. Each faxed, scanned, or photocopied manual signature, or other electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

Section 3.5 Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THIS

FIRST SUPPLEMENTAL INDENTURE, OR THE NOTES, AND ANY TRANSACTIONS CONTEMPLATED THEREBY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

METHANEX US OPERATIONS INC., as Company

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

METHANEX CORPORATION, as Parent Guarantor

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

THE BANK OF NEW YORK MELLON, as Trustee

[Signature redacted]
Name: [Name redacted] Title: [Title redacted]

EXHIBIT A

FORM OF NOTE

[FACE OF NOTE]

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Regulation S Global Note Legend, if applicable pursuant to the provisions of the Base Indenture]

[Insert the Canadian Legend, if applicable pursuant to the provisions of the Base Indenture]

No.	$

CUSIP: [ ⚫ ]
ISIN: [ ⚫ ]

METHANEX US OPERATIONS INC.

6.250% SENIOR NOTES DUE 2032

METHANEX US OPERATIONS INC., a corporation formed under the laws of the State of Delaware (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co.* or its registered assigns, the principal sum of [•] U.S. Dollars ($[•]), [or such greater or lesser principal sum as is shown on the attached Schedule of Increases and Decreases in Global Note]*, on March 15, 2032 in such coin and currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest thereon at an annual rate of 6.250% payable on March 15 and September 15 of each year, to the person in whose name the Note is registered at the close of business on the record date for such interest, which shall be the preceding March 1 and September 1, respectively, payable commencing on March 15, 2025, with interest accruing from November 22, 2024 or the most recent date to which interest shall have been paid.

*	To be included in a Global Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

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The statements in the legends set forth in this Note are an integral part of the terms of this Note and by acceptance hereof the Holder of this Note agrees to be subject to, and bound by, the terms and provisions set forth in each such legend.

This Note is issued in respect of a series of Notes of an initial aggregate principal amount of $600,000,000 designated as the 6.250% Senior Notes due 2032 of the Company (the “6.250% Series Notes”) and is governed by the Indenture dated as of November 22, 2024 (the “Base Indenture”), duly executed and delivered by the Company, as issuer, Methanex Corporation, as guarantor and The Bank of New York Mellon, as trustee (the “Trustee”) as supplemented by the First Supplemental Indenture dated as of November 22, 2024, duly executed by the Company, Methanex Corporation, as guarantor, and the Trustee (the “First Supplemental Indenture”, and together with the Base Indenture, the “Indenture”). The terms of the Indenture are incorporated herein by reference. This Note shall in all respects be entitled to the same benefits as Definitive Notes under the Indenture.

This Note shall not be valid or become obligatory for any purpose until the Trustee’s Certificate of Authentication hereon shall have been manually signed by the Trustee under the Indenture.

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IN WITNESS WHEREOF, METHANEX US OPERATIONS INC. has caused this instrument to be duly signed.

Dated:

METHANEX US OPERATIONS INC.

Name: Title:

Name: Title:

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TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON as Trustee

By:
Authorized Signatory

Dated:

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[REVERSE OF NOTE]

METHANEX US OPERATIONS INC.

6.250% SENIOR NOTES DUE 2032

This Note is one of a duly authorized series of the 6.250% Series Notes hereinafter specified, all issued or to be issued under and pursuant to the Indenture, to which Indenture reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, Methanex Corporation and the Holders of the 6.250% Series Notes.

1. Interest.

The Company promises to pay interest in cash on the principal amount of this Note at the rate of 6.250% per annum until maturity.

The Company will pay interest semi-annually in arrears on March 15 and September 15 of each year, or if such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing March 15, 2025. Interest on the 6.250% Series Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid on the Notes, from November 22, 2024. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Company shall pay interest (including post-petition interest in any proceeding under any applicable bankruptcy laws) on overdue installments of interest (without regard to any applicable grace period) and on overdue principal and premium, if any, from time to time on demand at the same rate per annum, in each case to the extent lawful.

2. Method of Payment.

The Company shall pay interest on the 6.250% Series Notes (except Defaulted Interest) to the persons who are the registered Holders at the close of business on March 1 and September 1 immediately preceding the Interest Payment Date. Any such interest not so punctually paid or duly provided for (“Defaulted Interest”) may be paid to the persons who are registered Holders at the close of business on a special record date for the payment of such Defaulted Interest, or in any other lawful manner if such manner of payment shall be deemed practicable by the Trustee, as more fully provided in the Indenture. The Company shall pay principal, premium, if any, and interest, in such coin or currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts. Payments in respect of a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. Payments in respect of 6.250% Series Notes in definitive form (including principal, premium, if any, and interest) will be made at the office or agency of the Company maintained for such purpose, which initially will be at the corporate trust office of the Trustee located at 240 Greenwich Street, Floor 7E, New York, NY 10286, Attn: Global Corporate Trust, or, at the option of the Company, payment of interest may be made by check mailed to the Holders on the relevant record date at their addresses set forth in the register of Holders maintained by the Registrar or at the option of the Holder, payment of interest on 6.250% Series Notes in definitive form will be made by wire transfer of immediately available funds to any account maintained in the United States, provided such Holder has requested such method of payment and provided timely wire transfer instructions to the Paying Agent. The Holder must surrender this Note to a Paying Agent to collect payment of principal.

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3. Paying Agent and Registrar.

Initially, The Bank of New York Mellon will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar at any time upon notice to the Trustee and the Holders. The Company or Methanex Corporation may act as Paying Agent.

4. Indenture.

This Note is one of a duly authorized issue of Notes of the Company issued and to be issued in one or more series under the Indenture.

Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the 6.250% Series Notes include those stated in the Base Indenture and those terms stated in the First Supplemental Indenture. The 6.250% Series Notes are subject to all such terms and Holders of 6.250% Series Notes are referred to the Base Indenture and the First Supplemental Indenture. The 6.250% Series Notes are limited to an initial aggregate principal amount of $600,000,000; provided that the authorized aggregate principal amount of such series may be increased from time to time as provided in the First Supplemental Indenture.

5. Redemption.

The 6.250% Series Notes are redeemable, in whole or in part, at any time, at the Company’s option, as described in the Base Indenture.

The 6.250% Series Notes are also redeemable, in whole or in part, at any time at the Company’s option, at the Redemption Price as described in the First Supplemental Indenture and in any applicable supplemental indenture as contemplated in Article III of the Base Indenture.

6. Denominations; Transfer; Exchange.

The 6.250% Series Notes are to be issued in registered form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. A Holder may register the transfer of, or exchange, 6.250% Series Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.

7. Person Deemed Owners.

The registered Holder of a Note may be treated as the owner of it for all purposes.

8. Amendment; Supplement; Waiver.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company, Methanex Corporation and the rights of the Holders of the 6.250% Series Notes to be affected under the Indenture at any time by the Company, the Parent Guarantor and the Trustee with the consent of the Holders of a majority in principal amount of the 6.250% Series Notes at the time outstanding. The Indenture also contains provisions permitting the Holders of a majority in principal amount of the 6.250% Series Notes at the time outstanding, on behalf of the Holders of the 6.250% Series Notes, to waive compliance by the Company or the Parent Guarantor with certain provisions of the Indenture or the Notes of such series. Any such consent or waiver by the Holder shall be

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conclusive and binding upon such Holder and upon all future Holders of such 6.250% Series Notes and of any Note issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9. Defaults and Remedies.

If an Event of Default with respect to the 6.250% Series Notes issued pursuant to the First Supplemental Indenture occurs and is continuing (other than certain events of bankruptcy, insolvency or reorganization of the Company or the Parent Guarantor), and a Responsible Officer of the Trustee has obtained actual knowledge or received written notice of such Event of Default, the Trustee or the Holders of at least 25% in aggregate principal amount of the 6.250% Series Notes then outstanding, by notice in writing to the Company (and to the Trustee if notice is given by such Holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. In the case of certain events of bankruptcy, insolvency or reorganization of the Company or the Parent Guarantor, the principal and accrued and unpaid interest, if any, on all outstanding Notes will become and be immediately due and payable. Subject to the terms of the Indenture, if an Event of Default under the Indenture shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered the Trustee indemnity satisfactory to it in its sole discretion against any fees, costs, losses, expenses (including attorneys’ fees and expenses and court costs), damages, penalties, and any and all other liabilities. Upon satisfaction of certain conditions set forth in the Indenture and the preceding sentence, the Holders of a majority in principal amount of the outstanding 6.250% Series Notes issued pursuant to the First Supplemental Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the 6.250% Series Notes. Notwithstanding the foregoing, the Trustee may refuse to follow any direction that conflicts with any law, rule, regulation or court order or the Indenture or the 6.250% Series Notes.

10. Trustee Dealings with Company.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company, the Parent Guarantor or its Affiliates, and may otherwise deal with the Company, Methanex Corporation or their Affiliates as if it were not the Trustee.

11. Authentication.

This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Note.

12. Abbreviations and Defined Terms.

Customary abbreviations may be used in the name of a Holder of a Note or an assignee, such as: TEN COM (tenant in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

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13. CUSIP Numbers.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the 6.250% Series Notes as a convenience to the Holders of the 6.250% Series Notes. No representation is made as to the accuracy of such number as printed on the 6.250% Series Notes and reliance may be placed only on the other identification numbers printed hereon.

14. Absolute Obligation.

No reference herein to the Indenture and no provision of this Note or the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

15. No Recourse.

No director, officer, employee, limited partner or shareholder, as such, of the Company or the Parent Guarantor shall have any personal liability in respect of the obligations of the Company or the Parent Guarantor under the 6.250% Series Notes, the Indenture by reason of his, her or its status. Each Holder by accepting the 6.250% Series Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the 6.250% Series Notes.

16. Governing Law.

This Note shall be construed in accordance with and governed by the laws of the State of New York without regard to conflict of law principles.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT MIN ACT -

(Cust.)

TEN ENT - as tenants by entireties	Custodian for:

(Minor)

JT TEN - as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts to Minors Act of

(State)

ADDITIONAL ABBREVIATIONS MAY ALSO BE USED THOUGH NOT IN THE ABOVE LIST.

4

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER

IDENTIFYING NUMBER OF ASSIGNEE

Please print or type name and address including postal zip code of assignee:

the within Note and all rights thereunder, hereby irrevocably constituting and appointing to transfer said Note on the books of the Company, with full power of substitution in the premises.

Dated	Registered Holder

5

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.03 of the Base Indenture, check the appropriate box below:

☐ Section 4.03	[Change of Control]

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.03 of the Base Indenture, state the amount you elect to have purchased:

$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

6

SCHEDULE OF INCREASES OR DECREASES

IN GLOBAL NOTE*

The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Depositary

*	To be included in a Global Note.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 29, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Senior Vice President, General Counsel & Corporate Secretary